Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Pembina Pipeline Corporation ("Pembina")

4000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

2.	Date of Material Change

November 19, 2021

3.	News Release

A news release disclosing the material change was issued by Pembina on November 22, 2021 and disseminated through the facilities of Cision. A copy of the news release was filed on SEDAR with the securities regulatory authorities in each of the provinces of Canada.

4.	Summary of Material Change

On November 22, 2021, Pembina announced that Mick Dilger stepped down as President and Chief Executive Officer of Pembina effective November 19, 2021. Pembina also announced that the Board of Directors of Pembina (the "Board") appointed Scott Burrows as the interim President and Chief Executive Officer of Pembina and Cameron Goldade as the interim Chief Financial Officer of Pembina effective November 19, 2021.

5.	Full Description of Material Change

5.1       Full Description of Material Change

On November 22, 2021, Pembina announced that Mick Dilger stepped down as President and Chief Executive Officer of Pembina, effective November 19, 2021, to pursue other opportunities. Pembina also announced that the Board appointed Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer, as the interim President and Chief Executive Officer of Pembina and Cameron Goldade, Pembina's Vice President, Capital Markets, as the interim Chief Financial Officer of Pembina effective November 19, 2021. Pembina also announced that the Board will be working with a leading executive search firm to evaluate internal and external candidates to act as the new President and Chief Executive Officer of Pembina.

Prior to his appointment as interim President and Chief Executive Officer, Mr. Burrows was Pembina's Chief Financial Officer for approximately seven years, overseeing Pembina's financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development and capital market financings. Prior to his appointment as interim Chief Financial Officer, Mr. Goldade was Pembina's Vice President, Capital Markets, overseeing Pembina's corporate development, corporate planning, investor relations, treasury and cash management functions.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Janet Loduca

Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

Phone: (403) 231-3156

9.	Date of Report

November 26, 2021